Exhibit 99.1

ASX ANNOUNCEMENT

Benitec announces restructuring of Senior Executive team

Key points:

•	Mr Greg West appointed permanent CEO

•	Dr Cliff Holloway appointed CBO and COO

•	Mr Bryan Dulhunty appointed CFO

•	Management team strengthened to deliver on company strategy

Sydney, Australia, 10 August 2016: Benitec Biopharma Limited (ASX:BLT; NASDAQ: BNTC; NASDAQ: BNTCW) announces the appointment of Mr Greg West as Chief Executive Officer, Dr Cliff Holloway to the combined role of Chief Business and Operating Officer and Mr Bryan Dulhunty as Chief Financial Officer.

Mr West was previously appointed interim CEO on 9 December 2015, and had been the Chief Financial Officer and Company Secretary of Benitec since 2011.

Chairman of Benitec, Mr Peter Francis, said Mr West was extremely well qualified to fill the role and has a detailed knowledge of the business, its challenges and opportunities. “Greg has done a terrific job helping drive the improvement of the business in a very challenging environment over the past six months. He has strong financial and operational skills, deep industry experience and leadership ability to ensure the business builds on the strong platform that already exists. Following an extensive executive search in the United States and Australia, we firmly believe he is exactly the right CEO to move the company forward. We are delighted to welcome him to his new role”, said Mr Francis.

Greg has worked in the biotech sector over the last ten years. Greg is a Chartered Accountant and has held senior finance executive roles with financial institutions, including BT Financial Group, Deutsche Bank AG and NZI Limited.

Dr Cliff Holloway, who will be based in the United States, will join the company on 24 August 2016 as Chief Business and Operating Officer. Cliff has previously served as CEO and Managing Director of Sienna Cancer Diagnostics Limited, Immune System Therapeutics Limited, and Biosceptre International Limited. He was formerly VP Business Development at ASX listed biotechnology company Arana Therapeutics Limited, which was acquired by Cephalon Inc (now Teva Pharmaceuticals) in 2009. Cliff has extensive international experience in biopharmaceutical and healthcare related technologies with a focus on commercialisation and product development. He holds a Bachelor of Pharmacy and a PhD in Medicinal Chemistry from the University of Nottingham, United Kingdom.

Mr Bryan Dulhunty commenced in his new role as CFO on 1 July 2016. Bryan has 20 years experience in the life sciences sector, and has previously served as Executive Chairman, Non-Executive Director, Managing Director, CFO and Company Secretary of a number of listed and non-listed biotech companies. Bryan holds a Bachelor of Economics from the University of Sydney and is a Chartered Accountant.

Benitec Biopharma Limited | F6/ 1-15 Barr Street | Balmain NSW 2041 Australia | t: +61 (2) 9555 6986 | e: info@benitec.com |

www.benitec.com

“Both Dr Holloway and Mr Dulhunty have strong domestic and international sector experience and dynamic leadership qualities. These critical new appointments signal an important new era for the company and strengthens our core capabilities. We are now well equipped to meet the challenges ahead of us and position the company for growth. We are excited to have them on board,” said Mr Francis.

The strengthened executive team will draw on its combined decades of leadership and expertise in the global biotechnology and biopharmaceutical sector to lead Benitec forward through the research and development of innovative gene therapy solutions, as well as business development efforts. The company remains committed to its articulated strategy to develop and enhance its ddRNAi technology platform, establish co-development and collaboration arrangements for non-pipeline projects, and to outlicense ddRNAi to companies who are developing therapeutic programs independently.

Mr Carl Stubbings, the previous Chief Business Officer, left the company, effective 31 July, to pursue other opportunities. The company wishes him well in his new endeavours.

For further information regarding Benitec and its activities, please contact the persons below, or visit the Benitec website at www.benitec.com

Australia Investor Relations	United States Investor Relations

MarketEye Orla Keegan Director Tel: +61 (2) 8097 1201 Email: orla.keegan@marketeye.com.au	M Group Strategic Communications Jay Morakis Managing Director Tel: +1 212.266.0190 Email: jmorakis@MGroupSC.com

About Benitec Biopharma Limited:

Benitec Biopharma Limited (ASX: BLT; NASDAQ: BNTC; NASDAQ: BNTCW) is a biotechnology company developing innovative therapeutics based on its patented gene-silencing technology called ddRNAi or 'expressed RNAi'. Based in Sydney, Australia with laboratories in Hayward, California (USA), and collaborators and licensees around the world, the company is developing ddRNAi-based therapeutics for chronic and life-threatening human conditions including hepatitis B, wet age-related macular degeneration and OPMD. Benitec has also licensed ddRNAi to other biopharmaceutical companies for applications including HIV/AIDS, Huntington's Disease, chronic neuropathic pain and retinitis pigmentosa.

Safe Harbor Statement:

This press release contains "forward-looking statements" within the meaning of section 27A of the US Securities Act of 1933 and section 21E of the US Securities Exchange Act of 1934. Any forward-looking statements that may be in the press release are subject to risks and uncertainties relating to the difficulties in Benitec’s plans to develop and commercialize its product candidates, the timing of the initiation and completion of preclinical and clinical trials, the timing of patient enrolment and dosing in clinical trials, the timing of expected regulatory filings, the clinical utility and potential attributes and benefits of ddRNAi and Benitec’s product candidates, potential future out-licenses and collaborations, the intellectual property position and the ability to procure additional sources of financing. Accordingly, you should not rely on those forward-looking statements as a prediction of actual future results.

Benitec Biopharma Limited | F6/ 1-15 Barr Street | Balmain NSW 2041 Australia | t: +61 (2) 9555 6986 | e: info@benitec.com |

www.benitec.com

SUMMARY OF KEY TERMS OF THE EXECUTIVE EMPLOYMENT AGREEMENT

between Benitec Biopharma Limited and Mr Greg West

Position, appointment date and term

Benitec Biopharma Limited (ASX: BLT; NASDAQ: BNTC; NASDAQ: BNTCW) has today appointed Mr Greg West as Chief Executive Officer. The term of his employment will continue until terminated in accordance with the Agreement.

Remuneration

(a)	Base salary: A$400,000 per annum, plus statutory superannuation contributions of $19,616.

(b)	Performance bonus: Each year Mr West may receive a performance bonus valued at up to 50% of his Base Salary (given at the discretion of the Board, and measured against the key performance indicators in place for the relevant year).

(c)	Subject to any necessary approvals, Mr West will be entitled to participate in the Benitec Directors’ and Officers’ Option Plan 2015 in accordance with the rules of the scheme, corporate laws and relevant listing/stock exchange rules.

Under the Benitec Directors’ and Officers’ Option Plan 2015, Mr West will be granted options over 2.2 million shares which will vest in tranches over 3 years. The exercise price is calculated by adding a 50% premium to the 30 day Volume Weighted Average Price (VWAP) to the close of business on 10 August 2016. The options will expire five years from the date of granting.

(d)	The Company will review Mr West’s performance periodically and may, following a review, elect at its discretion to increase his remuneration or vary his benefits (if any).

Termination

Either Benitec or Mr West may terminate the employment agreement by providing 6 months’ written notice.

Benitec may elect for the termination to take effect earlier by making a payment in lieu of notice or may direct Mr West to take leave in that period.

Mr West’s employment may also be terminated in instances of serious misconduct, if he fails to carry out his duties or is incapacitated for an extended period.

Benitec Biopharma Limited | F6/ 1-15 Barr Street | Balmain NSW 2041 Australia | t: +61 (2) 9555 6986 | e: info@benitec.com |

www.benitec.com